

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2010

Mr. Cai Yongjun
Chief Executive Officer
Longwei Petroleum Investment Holding Limited
No. 30 Guanghau Strett
Xiaojingyu Xiang, Wan Bailin District, Taiyuan City
Shanxi Province, People's Republic of China

> **Re:** **Longwei Petroleum Investment Holding Limited**
> **Registration Statement on Form S-3**
> **Filed Decmber 13, 2010**
> **File No. 333-171139**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed September 30, 2010**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2010**
> **Filed November 15, 2010**
> **File No. 1-34793**

Dear Mr. Yongjun:

We have limited our review of your Form S-3 to those issues we have addressed in our comments. We have also reviewed your Form 10-K and related filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Also, please respond to this letter within ten business days by amending your Form 10-K and related filings, by providing the requested information, or by advising us when you will provide the requested response.

Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. Please be advised that we will not accelerate effectiveness of the Form S-3 until you have cleared all outstanding comments, including comments to your Form 10-K in this letter.

2. Please clarify your references to "the selling stockholder." We refer you to the "Selling Stockholder Table" at page 7, which lists multiple stockholders.

Prospectus Cover Page

3. Please correct the page reference to the selling stockholder section or re-paginate your prospectus accordingly.

Exhibit 5.1 Legal Opinion

4. We also note the reference to "the Selling Stockholder." Please revise accordingly.

Form 10-K for Fiscal Year Ended June 30, 2010

General

5. With a view towards disclosure, please explain your relationship with RedChip Companies, Inc. In this regard, we note that when we you go to your website and click on investor relations, we are redirected to http://www.redchip.com/visibility/ featuredStocks.asp in which your company is but one of multiple "small cap clients" listed on this page. When we click on "learn more about LPH" tab, we are redirected to http://www.redchip.com/visibility/investor.asp?symbol=LPH which prominently lists a target share price for your stock, investment highlights and other information, and a video of your CFO automatically begins playing telling investors why they should buy your stock now. We further note that according to Red Chips website, the company provides various services, including "Independent Subscriber Based Research"; "Company Sponsored Research Reports written by the best CFA's in the small-cap sector and mailed to thousands of investors"; "Editing, Writing of Press-Releases, 10Q's, 10K's, 8K's"; "Full build-out of an Investor Relations Web-Page for each client"; "Outbound Telemarketing to institutional, retail brokers, money-managers, and family trust-funds"; "Inbound calls from investors, retail brokers, institutions"; and "Institutional and Retail Road-Shows in 8 U.S. Cities," among other services listed on their website.

6. We note your statement on page 19 that "we believe the PRC resident shareholders of our parent company, Longwei Petroleum Investment Holdings Limited, were required to complete their respective SAFE registrations pursuant to the SAFE notice." Please clarify if your PRC resident shareholders have completed their respective SAFE registrations as required under China's regulation of offshore transactions.

7. We note that under your bylaws as filed and under the corporate law of the State of Colorado, you are required to hold an annual meeting of shareholders. However, based on a review of your filing history, it does not appear that you have held an annual meeting since October 11, 2007. Please advise.

Directors, Executive Officers and Corporate Governance, page 34

Director Independence, page 36

8. You disclose that three of your directors qualify as independent as that term is used under SEC rules and the listing standards of NASDAQ. However, we note that as of June 24, 2010, you appear to have been listed on the NYSE Amex LLC and so need to disclose compliance with the independence standards of that exchange. See Item 407(a)(1)(i) of Regulation S-K.

Executive Compensation Company Update, page 38

9. We note the significant differences between the salary and yearly total compensation of your CFOs, and those of your CEO and Secretary. Please confirm that the information disclosed in the summary compensation table includes all compensation covered by Item 402(m)(1) as received by your CEO and Secretary, from the parent Colorado holding company or any of its subsidiaries or affiliates.

Summary Compensation Table, page 38

10. Please disclose if the amount of stock awards presented represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.

Certain Relationships and Related Transactions, page 39

11. Please disclose if you have presented all transactions required to be disclosed for related persons as defined in Instruction 1 to the Instructions to Item 404(a), which we note includes immediate family members of your executive officers, directors, and 5%+ shareholders.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Management's Discussion and Analysis – Pro Forma Financial Results, page 4

12. We note your presentation of a pro forma statement of operations adjusted for the change in the fair value of derivatives. The presentation of a financial statement with non-GAAP adjustments does not meet the requirements for presenting pro forma financial statements pursuant to Article 11 of Regulation S-X, and is not considered to be a non-GAAP financial measure. Please modify your current disclosure by removing your pro forma financial statement and limiting your disclosure to non-GAAP measures and the accompanying disclosure requirements of Item 10(e)(i) of Regulation S-K, or tell us why you believe your current disclosure is appropriate.

Closing Comments

  We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings to be certain that the filings includes the information the Securities Act of 1933, the Securities Exchange Act of 1934, and all applicable rules require. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

  In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

  We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

  You may contact James Giugliano at (202) 551-3319 or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim at (202) 551-3878, or in her absence, the undersigned at (202) 551-3611 with any other questions.

            Sincerely,

            Anne Nguyen Parker
            Branch Chief

CC: Darrin M. Ocasio
   Sichenzia Ross Friedman Ference LLP
   Fax: (212) 930-9725